MECHEL ANNOUNCES 9M 2010 OPERATIONAL RESULTS

Moscow, Russia – October 18, 2010 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and steel companies, announces 9M 2010 operational results.

Products	9M 2010,	9M 2010 vs. 9M 2009, %
	thousand tonnes
Coking coal concentrate	8,296	+66

Various types of coal for steel	1,712	+262
production*

Steam coal	6,403	-9

Iron ore concentrate	3,145	-1

Chromite ore concentrate	171	+23

Nickel	13	+10

Ferrosilicon (65% and 75%)	67	+2

Ferrochrome (65%)	62	+18

Coke	2,899	+29

Pig iron	3,075	+13

Steel	4,496	+13

Rolled products	4,560	+18

Flat products	317	+34

Long products	2,608	+5

Billets	1,635	+43

Hardware	633	+32

Forgings	55	+58

Stampings	70	+64

Electric power generation	2,920,593	+28
(thousand kWh)

Heat power (Gcal)	4,619,417	+6

• Including anthracite and PCI.

Yevgeny Mikhel, Mechel’s CEO, commented on the company’s 9M 2010 operational results: “We started out this year with rapid production growth, and so far have managed to maintain this pace. Beginning from the second quarter of 2010 our coal production has steadily exceeded pre-crisis levels. Overall, our coking coal concentrate production increased by 66% compared to the same period of 2009. Output of coal for steel production has grown by 262%.

The company’s steel division has performed well increasing output of raw steel, rolled steel and high value added products. Compared to the same period of the previous year, raw steel production has grown by 13%, rolled steel – by 18% and hardware output increased by more than one-third.

Our ferroalloys production is growing gradually. The market conditions are still favorable, and we do our best to meet the existing demand.

We have done a substantial amount of work to renovate and modernize our production facilities and feel optimistic about achieving production growth targets in the core sectors of our business.”

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Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.